# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APPIAN CORPORATION, CIK 0001441683
CUSIP: 03782L101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7950 Jones Branch Drive, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001832568

## Reporting persons
- RPD Fund Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,900,656; sole dispositive power 0; shared dispositive power 3,900,656; aggregate amount beneficially owned 3,900,656 (9.1% of the class)
- RPD Opportunity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,225,956; sole dispositive power 0; shared dispositive power 3,225,956; aggregate amount beneficially owned 3,225,956 (7.5% of the class)
- RPD Opportunity LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,225,956; sole dispositive power 0; shared dispositive power 3,225,956; aggregate amount beneficially owned 3,225,956 (7.5% of the class)
- Ahmet H.Okumus: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,900,656; sole dispositive power 0; shared dispositive power 3,900,656; aggregate amount beneficially owned 3,900,656 (9.1% of the class)

## Item 1. Issuer
Name of issuer: APPIAN CORPORATION
Address of issuer's principal executive offices: 7950 Jones Branch Drive, McLean, Virginia 22102, United States of America

## Item 2. Person Filing
Name of person filing:
RPD Fund Management LLC
RPD Opportunity Fund LP
RPD Opportunity LLC
Ahmet H. Okumus
Address of principal business office or, if none, residence:
RPD Fund Management LLC
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America

RPD Opportunity Fund LP
c/o RPD Fund Management LLC
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America

RPD Opportunity LLC
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America

Ahmet H. Okumus
c/o RPD Fund Management LLC
599 Lexington Avenue, 47th Floor
New York, New York 10022
United States of America
Citizenship:
RPD Fund Management LLC - Delaware
RPD Opportunity Fund LP - Delaware
RPD Opportunity LLC - Delaware
Ahmet H. Okumus - Republic of Turkey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
RPD Fund Management LLC - 3,900,656
RPD Opportunity Fund LP - 3,225,956
RPD Opportunity LLC - 3,225,956
Ahmet H. Okumus - 3,900,656
Percent of class:
RPD Fund Management LLC - 9.1%
RPD Opportunity Fund LP - 7.5%
RPD Opportunity LLC - 7.5%
Ahmet H. Okumus - 9.1%
Sole power to vote or to direct the vote:
RPD Fund Management LLC - 0
RPD Opportunity Fund LP - 0
RPD Opportunity LLC - 0
Ahmet H. Okumus - 0
Shared power to vote or to direct the vote:
RPD Fund Management LLC - 3,900,656
RPD Opportunity Fund LP - 3,225,956
RPD Opportunity LLC - 3,225,956
Ahmet H. Okumus - 3,900,656
Sole power to dispose or to direct the disposition:
RPD Fund Management LLC - 0
RPD Opportunity Fund LP - 0
RPD Opportunity LLC - 0
Ahmet H. Okumus - 0
Shared power to dispose or to direct the disposition:
RPD Fund Management LLC - 3,900,656
RPD Opportunity Fund LP - 3,225,956
RPD Opportunity LLC - 3,225,956
Ahmet H. Okumus - 3,900,656

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of RPD Fund Management LLC. None of those advisory clients other than RPD Opportunity Fund LP may be deemed to beneficially own more than 5% of the Class A Common Stock, par value $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- RPD Fund Management LLC: By: /s/ Ahmet H. Okumus, Ahmet H. Okumus / Managing Member (02/24/2026)
- RPD Opportunity Fund LP: By: RPD Opportunity LLC, its general partner, By: /s/ Ahmet H. Okumus, Ahmet H. Okumus / Managing Member (02/24/2026)
- RPD Opportunity LLC: By: /s/ Ahmet H. Okumus, Ahmet H. Okumus / Managing Member (02/24/2026)
- Ahmet H.Okumus: By: /s/ Ahmet H. Okumus, Ahmet H. Okumus (02/24/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.